SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

P.T. Indosat Tbk

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

PT INDOSAT Tbk

ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of PT Indosat Tbk (hereinafter referred to as the “Company”), that the Company’s Annual General Meeting of Shareholders (“AGMS”) which was held on Wednesday, 8 June 2005 at the Auditorium of Indosat Building, Jl. Medan Merdeka Barat No. 21, Jakarta 10110, has declared the following resolutions:

1.

First agenda:

a.

To approve the annual report of the Company for the financial year ended  December 31, 2004;

b.

To ratify the financial statements of the Company for the financial year ended December 31, 2004, including the restatement of the financial statements of the Company for the financial year ended  December 31, 2003 and December 31, 2002 resulted from the early adoption of SAK No. 24 (2004 Revision) and SAK No. 38 (2004 Revision);

c.

To approve the release and discharge of the Board of Commissioners from their responsibilities on the supervisory actions on the Board of Directors duties and the Board of Directors from their responsibilities on the management actions, to the extent that their actions are reflected in the financial statements of the Company for the financial year ended December 31, 2004 and such actions do not conflict with or violate the prevailing laws and regulations.

1.

Second agenda:

a.

To determine the allocation of net profit for the financial year ended December 31, 2004 with the following composition:

-

Rp16.332 billion will be allocated for reserve fund

-

Rp816.604 billion will be distributed as dividends or equal to the amount of Rp154.23 per share

-

The remaining will be allocated for re-investment and working capital

The dividend will be paid in full on July 15, 2005 in the amount of Rp154.23 per share. In accordance with the prevailing capital market regulation, shareholders who are entitled to the dividend shall be those whose names are recorded in the Shareholders Register of the Company as of July 1, 2005 at 4.00 p.m. West Indonesian Time.

The schedule of payment of dividends for the Government of the Republic of Indonesia will be determined by the Board of Directors in accordance with the prevailing laws and regulations.

a.

To authorize the Board of Directors of the Company with the right of substitution to effect the payment of dividends in accordance with the above arrangement and/or the prevailing laws and regulations.

1.

Third agenda:

To approve the total annual remuneration of the Company’s Board of Commissioners for the year 2005 effective since January 1, 2005 amounting to Rp14,197,484,760,- including honorarium, benefits, facilities and allowance for income tax; which is proportionally counted based on the composition of the Board of Commissioners before the AGMS and bonus for the Company’s Board of Commissioners for the year 2004 amounting to Rp3,623,012,000,- which is inclusive of income tax which is to be paid by the Company.

The arrangement of the remuneration for 2005 and bonus for the year 2004 is as follows:

•

President Commissioner

:  Remuneration Rp1,806,862,750,-

   Bonus Rp553,154,000,-

•

Commissioner

:  Remuneration Rp1,548,827,751,-

   Bonus Rp383,732,250,-

All amounts stated above are inclusive of tax.

1.

Fourth agenda:

a.

To approve the appointment of Public Accounting Firm Prasetio, Sarwoko & Sandjaja, a member of Ernst & Young Global as the Company’s Independent Auditor to audit the Company’s financial statements for the year 2005 as proposed by the Board of Commissioners and the delegation of authority to the Board of Commissioners to determine the terms and conditions of such appointment.

b.

To delegate the authority to the Board of Commissioners to appoint a replacement to the Company’s Independent Auditor, including to determine the terms and conditions of the appointment if the appointed Independent Auditor cannot fulfil or implement its task for any reason whatsoever based on the prevailing rules and regulations of the Capital Market.

2.

Fifth agenda:

a.

To discharge the following members of the Board of Commissioners with appreciation and gratitude as at the close of this AGMS:

(i)

Umar Rusdi as Commissioner

(ii)

Mohamad Ikhsan as Independent Commissioner

To appoint the following as new members of the Board of Commissioners for the period commencing from the close of this AGMS until the close of the Annual General Meeting of Shareholders in the year 2008 or in accordance with the Articles of Association of the Company:

(i)

Setyanto P. Santosa as Commissioner

(ii)

Soeprapto, S.IP as Independent Commissioner

b.

To discharge all members of the Board of Directors from the close of this AGMS with appreciation and gratitude, and to appoint the following as members of the Board of Directors for the period commencing from the close of this AGMS until the close of the Annual General Meeting of Shareholders in the year 2010 or in accordance with the Articles of Association of the Company:

(i)        Hasnul Suhaimi, President Director

(ii)

Ng Eng Ho, Deputy President Director

(iii)

Johnny Swandi Sjam, Consumer Market Director

(iv)

Wahyu Wijayadi, Corporate Market Director

(v)

Wityasmoro Sih Handayanto, Planning and Project Development Director

(vi)

Raymond Tan Kim Meng, Network Operation and Quality Management Director

(vii)

Joseph Chan Lam Seng, Information Technology Director

(viii)

Wong Heang Tuck, Finance Director

(ix)

S. Wimbo S. Hardjito, Corporate Services Director

Therefore, the composition of the Company’s Board of Commissioners for the period commencing from the close of this AGMS until the close of the Annual General Meeting of Shareholders in the year 2008 and the composition of the Company’s Board of Directors for the period commencing from the close of this AGMS until the close of the Annual General Meeting of Shareholders in the year 2010 (both in accordance with the Articles of Association of the Company) shall be as follows:

Board of Commissioners:

(i)

Peter Seah Lim Huat, President Commissioner

(ii)

Roes Aryawijaya, Commissioner

(iii)

Setyanto P. Santosa, Commissioner

(iv)

Lee Theng Kiat, Commissioner

(v)

Sio Tat Hiang, Commissioner

(vi)

Sum Soon Lim, Commissioner

(vii)

Eva Riyanti Hutapea, Independent Commissioner

(viii)

Soeprapto, S.IP, Independent Commissioner

(ix)

Lim Ah Doo, Independent Commissioner

Board of Directors:

(i)

Hasnul Suhaimi, President Director

(ii)

Ng Eng Ho, Deputy President Director

(iii)

Johnny Swandi Sjam, Consumer Market Director

(iv)

Wahyu Wijayadi, Corporate Market Director

(v)

Wityasmoro  Sih Handayanto, Planning and Project Development Director

(vi)

Raymond Tan Kim Meng, Network Operation and Quality Management Director

(vii)

Joseph Chan Lam Seng, Information Technology Director

(viii)

Wong Heang Tuck, Finance Director

(ix)

S. Wimbo S. Hardjito, Corporate Services Director

c.

Further to delegate the authority to the Board of Commissioners in accordance with article 11 paragraph (7) of the Company’s Articles of Association based on the Board of Directors’ proposal:

(i)

to determine the duties and responsibilities of the members of the Board of Directors (to the extent not determined by the General Meeting of Shareholders), or

(ii)

to change the distribution of duties and responsibilities of the members of the Board of Directors from time to time.

d.

To appoint and grant the authority with the right to substitution, to the Company’s Board of Directors to conduct any action in relation to the resolution of the AGMS, including but not limited to appear before the authorized party, to discuss, to give and/or ask information, to apply for the approval and/or submit a report/notification to the Minister of Law and Human Rights of the Republic of Indonesia or any other related authorized institutions, to make or caused to be made and sign the deeds and letters or any necessary documents, appear before the notary and to ask the notary to prepare and sign the deed of the Company’s AGMS resolution and moreover to take any necessary actions which should be and or could be made for the purpose of implementing/materializing the resolutions of this AGMS.

Rules and Regulation of cash dividend are as follows:

1.

Cash dividend for the year ended December 31, 2004 of Rp154.23 per share will be paid to:

a.

Shareholders whose names are registered in the Company’s Shareholders Register maintained by the Shares Administration Bureau (PT EDI Indonesia) as of 04.00 p.m. on July 1, 2005.

b.

Shareholders whose names registered as account holders in the custodian bank or securities company in PT KSEI Collective Custody as of 04.00 p.m. on July 1, 2005.

2.

The basis for inclusion in the Company Shareholders Register or the Account Holder Register are all the shares trading on the Jakarta Stock Exchange and the Surabaya Stock Exchange for:

Remaining of the Cash Dividend per Share for the Year 2004		Rp. 154.23 per share
Cum Dividend for	Regular and Negotiable Market	June 28, 2005
	Cash Market	July 1, 2005
Ex Dividend for	Regular and Negotiable Market	June 29, 2005
	Cash Market	July 4, 2005
Recording Date of dividend		July 1 , 2005
Dividend payment date		July 15, 2005

3.

Rule No. 2 above does not apply to holders of ADS, therefore they shall follow the prevailing rules and regulations of the New York Stock Exchange by keeping reference to the Recording Date in the Shares Administration Bureau and PT KSEI, which is July 1, 2005, at 4.00 p.m. Western Indonesian Time.

4.

Payment of cash dividend to holders of ADS will be made via PT Bank Mandiri (Persero) Tbk, on the local custodians authorized by The Bank of New York, in accordance with the amount registered in the Shareholders Register of the Company or the Account Holders Register as of July 1, 2005 at 4.00 p.m. Western Indonesian Time, at the Shares Administration Bureau or at PT KSEI Collective Custody.

5.

Payment of cash dividend whose shares have not been electronically registered into the Collective Custody of PT KSEI will be made through “Surat Pemberitahuan Pembayaran Dividen” (SPPD) or “Dividend Payment Notice” starting on July 15, 2005 and will be sent via mail to the Shareholders’ address as registered in the Company‘s Shareholders Register, and such SPPD may be withdrawn at any appointed branch offices of PT Bank Mandiri (Persero) Tbk.

6.

Shareholders wishing to have their dividend payments transferred to their bank accounts should submit a written request by 5 July 2005, at 4.00 p.m. Western Indonesian Time and should be addressed to the Company’s Shares Administration Bureau PT EDI Indonesia, Wisma SMR 10 floor, Jl. Yos Sudarso Kav.89, Jakarta 14350. Telp. (021) 651 5130, Fax. (021) 651 5131, email : bae@edi-indonesia.co.id.

7.

In compliance with the Indonesian tax regulation currently in force, the Company will collect any tax on the above payment of cash dividend.

This announcement is hereby made to the attention of all shareholders.

                                                                                           Jakarta, June 10, 2005

                                                                                                PT INDOSAT Tbk

                                                                                          The Board of Directors

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             PT Indosat Tbk.

Date  : June 10, 2005

By  :

_______________________________

Name :   Hasnul Suhaimi

   Title   :    President Director

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